EX 99.28(d)(48)(vii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and OppenheimerFunds, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and OppenheimerFunds, Inc., a Colorado Corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 25th day of April, 2001, and Amended and Restated effective as of the 1st day of December, 2012, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. "Management."
Section 4. "Duties of Adviser."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph n) in Section 3. "Management." under the heading entitled: "Adviser and Sub-Adviser further agree that Sub-Adviser:"

n)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation arising from or pertaining to services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.

The following shall be inserted as sub-paragraph d) in Section 4. "Duties of Adviser.":

d)
The Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) services provided and/or fees charged by the Adviser; and (ii) the Adviser's general business operations that require the involvement or participation of the Sub-Adviser and/or its affiliates and their officers, directors, trustees, employees and agents.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		OppenheimerFunds, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Lamar Kunes
Name:	Mark D. Nerud	Name:	Lamar Kunes
Title:	President and CEO	Title:	Senior Vice President